09058313

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FEB 27 2009
Washington, DC
106

SECU... SSION
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46745

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BERWYN FINANCIAL SERVICES CORP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1189 LANCASTER AVE
(No. and Street)

BERWYN (City) PA (State) 19312 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KEVIN M RYAN (610) 408-9850
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SIANA CARR & O'CONNOR LLP
(Name – *if individual, state last, first, middle name*)

1500 E. LANCASTER AVE (Address), PAOLI (City) PA (State) 19301 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, KEVIN M RYAN, swear ~~(or affirm)~~ that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BERWYN FINANCIAL SERVICES CORP, as of DECEMBER 31, 20 08, are true and correct. I further swear ~~(or affirm)~~ that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CORPORATE ACCOUNTS: BFS 800279, BFS 800244, BFS 800287 + BFS 800457, ROBERT E. KILLEN; DIR + OFF: BFS 701564, BFS 400009 + BFS 400017. KEVIN M KYAN, DIR + OFF: BFS 400017 EDWARD A. KILLEN, DIR + OFF: BFS 100404, BFS 601853, BFS 601705 + BFS 601934

Kevin M Ryan
Signature

PRESIDENT
Title

Alison M. Killen
Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
Alison M. Killen - Notary Public
TREDYFFRIN TWP., CHESTER COUNTY
MY COMMISSION EXPIRES MAY 10, 2011

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Independent Auditor's Report on
Internal Control
Required by SEC Rule 17a-5

BERWYN FINANCIAL SERVICES CORP.

Year Ended December 31, 2008

SIANA CARR & O'CONNOR, LLP

CERTIFIED PUBLIC ACCOUNTANTS

Siana
Carr &
O'Connor, LLP

Certified Public Accountants

Members of:
American Institute of Certified Public Accountants
Pennsylvania Institute of Certified Public Accountants
Private Companies Practice Section of American
Institute of Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Berwyn Financial Services Corp.
Berwyn, Pennsylvania

In planning and performing our audit of the financial statements of Berwyn Financial Services Corp. (the Company) as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1500 E. Lancaster Avenue, Paoli, Pennsylvania 19301 Telephone (610) 296-4200 Fax: (610) 296-3659 Email: solutions@scocpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Siana Carr & O'Connor, LLP

SIANA CARR & O'CONNOR, LLP

February 20, 2009

Financial Report

BERWYN FINANCIAL SERVICES CORP.

December 31, 2008 and 2007

SIANA CARR & O'CONNOR, LLP

CERTIFIED PUBLIC ACCOUNTANTS

BERWYN FINANCIAL SERVICES CORP.

Financial Statements and Supplementary Financial Information
For the Years Ended December 31, 2008 and 2007

and

INDEPENDENT AUDITOR'S REPORT

INDEX

SIANA
CARR &
O'CONNOR, LLP

Certified Public Accountants

Members of:
American Institute of Certified Public Accountants
Pennsylvania Institute of Certified Public Accountants
Private Companies Practice Section of American Institute of Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Berwyn Financial Services Corp.
Berwyn, Pennsylvania

We have audited the accompanying statement of financial condition of Berwyn Financial Services Corp. as of December 31, 2008, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Berwyn Financial Services Corp. as of and for the year ended December 31, 2007, were audited by other auditors whose report dated February 14, 2008, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Berwyn Financial Services Corp. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 11 through 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Siana Carr & O'Connor, LLP
SIANA CARR & O'CONNOR, LLP

February 20, 2009

1500 E. Lancaster Avenue, Paoli, Pennsylvania 19301 Telephone: 610-296-4200 Fax: 610-296-3659 Email: solutions@scocpa.com

BERWYN FINANCIAL SERVICES CORP.
Statements of Financial Condition
December 31, 2008 and 2007

Assets	2008	2007
Cash	$ 1,344	$ 1,474
Customer receivables	7,993	10,191
Investments, at fair value	208,896	270,102
Prepaid expenses	5,236	5,751
Prepaid taxes	2,053	2,053
Equipment, net of accumulated depreciation of $35,491 and $35,103 at December 31, 2008 and 2007, respectively	348	736
Restricted cash	50,000	50,000
Total assets	$275,870	$340,307
Liabilities and stockholders' equity		
Liabilities:		
Due to clearing broker	$ 99,224	$102,880
Accounts payable and accrued expenses	7,723	8,118
Accrued profit sharing expense	-0-	27,500
Total liabilities	106,947	138,498
Stockholders' equity:		
Common stock, $1 par value; 200,000 shares authorized; 19,500 shares issued and outstanding	19,500	19,500
Additional paid-in capital	150,000	105,000
Retained earnings (accumulated deficit)	(577)	77,309
Total stockholders' equity	168,923	201,809
Total liabilities and stockholders' equity	$275,870	$340,307

(The accompanying notes are an integral part of these financial statements.)

BERWYN FINANCIAL SERVICES CORP.
Statements of Operations
For the Years Ended December 31, 2008 and 2007

	2008	2007
Revenues:		
Commissions and fees	$379,735	$324,979
Interest and dividends	12,054	62,358
Unrealized loss on investments, net	(61,206)	(35,373)
Realized gain on investments, net	-0-	9,273
Other	1,755	2,808
Total revenues	332,338	364,045
Expenses:		
Depreciation	388	388
Dues and subscriptions	4,560	4,873
Employee benefits	14,918	14,458
Insurance	893	1,312
Interest	7,733	13,131
Management fee	25,196	28,247
Miscellaneous	62	765
Office	9,238	8,357
Payroll taxes	11,202	12,271
Professional fees	15,750	20,500
Profit sharing	-0-	27,500
Registration fees and other taxes	8,032	8,703
Rent	12,646	12,240
Salaries and bonuses	144,801	160,741
Trade clearing	153,572	137,318
Travel	1,233	419
Total expenses	410,224	451,223
Loss from operations	(77,886)	(87,178)
Other income, FINRA distribution	-0-	35,000
Loss before income taxes	(77,886)	(52,178)
Income tax expense	-0-	(34,700)
Net loss	$(77,886)	$(86,878)

(The accompanying notes are an integral part of these financial statements.)

BERWYN FINANCIAL SERVICES CORP.
Statements of Changes in Stockholders' Equity
For the Years Ended December 31, 2008 and 2007

	Common Stock		Additional Paid-in	Retained Earnings (Accumulated	
	Shares	Amount	Capital	Deficit)	Total
Balance, January 1, 2007	19,500	$19,500	$ 60,000	$164,187	$243,687
Contributions			45,000		45,000
Net loss				(86,878)	(86,878)
Balance, December 31, 2007	19,500	19,500	105,000	77,309	201,809
Contributions			45,000		45,000
Net loss				(77,886)	(77,886)
Balance, December 31, 2008	19,500	$19,500	$150,000	$ (577)	$168,923

(The accompanying notes are an integral part of these financial statements.)

BERWYN FINANCIAL SERVICES CORP.
Statements of Cash Flows
For the Years Ended December 31, 2008 and 2007

	2008	2007
Cash flows from operating activities:		
Net loss	$(77,886)	$(86,878)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation	388	388
Deferred income tax expense	-0-	34,700
Unrealized loss on investments, net	61,206	35,373
Realized gain on investments, net	-0-	(9,273)
(Increase) decrease in:		
Customer receivables	2,198	(1,346)
Prepaid expenses	515	1,035
Restricted cash	-0-	25,000
Increase (decrease) in:		
Due to clearing broker	(3,656)	(78,156)
Accounts payable and accrued expenses	(395)	(2,277)
Accrued profit sharing expense	(27,500)	(13,402)
Net cash used by operating activities	(45,130)	(94,836)
Cash flows from investing activities:		
Proceeds from sale of investments	-0-	50,000
Net cash provided by investing activities	-0-	50,000
Cash flows from financing activities:		
Additional paid-in capital contributions	45,000	45,000
Net cash provided by financing activities	45,000	45,000
Net increase (decrease) in cash	(130)	164
Cash, beginning	1,474	1,310
Cash, ending	$ 1,344	$ 1,474
Supplemental information:		
Cash paid during the year for:		
Interest	$ 7,733	$ 13,131

(The accompanying notes are an integral part of these financial statements.)

(1) DESCRIPTION OF BUSINESS

Berwyn Financial Services Corp. (the Company) is a broker-dealer and investment advisor that is registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The Company is incorporated under the laws of Pennsylvania and provides brokerage services and financial consulting services to its clientele. As an introducing broker, the Company does not hold cash or securities for its customers.

The Company operates under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing organization. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing organization.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Restricted Cash

Restricted cash is comprised of funds on deposit with the Company's clearing organization.

Investments

Investments consist primarily of mutual funds which invest in equity and debt securities, and are stated at quoted market prices as determined in an active market. Changes in unrealized gains and losses on securities during a reporting period are included in the statements of operations.

Commissions and Fees

Commissions revenue and related expenses are recorded on a trade date basis as securities transactions occur. Advisory fees are recorded quarterly based upon the market value of funds under management at the end of each quarter.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Equipment and Depreciation

The cost of equipment is depreciated over the estimated useful lives of the related assets. Depreciation is computed using the straight-line method for financial reporting purposes and accelerated methods for income tax purposes. Useful lives range from three to five years.

Income Taxes

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Concentrations of Risk

Financial instruments which potentially subject the Company to significant concentrations of risk consist principally of investments and cash deposits. Investments are managed by professional advisors. The degree and concentration of risk varies by the type of investment. Cash deposits are maintained with the Company's clearing broker and a local bank. Management continually monitors the performance of the professional advisors and the financial strength of the financial institutions to minimize its risk.

Reclassifications

Certain prior year balances have been reclassified to conform with the current year's presentation.

(3) RELATED PARTIES

The Company derives a substantial portion of its revenues from three affiliated entities, The Berwyn Fund, Berwyn Income Fund and Berwyn Cornerstone Fund (collectively the Funds). The Funds are managed by a party related through common ownership and management. Commissions generated from transactions with the Funds represent approximately 39 % and 33% of the total commissions and fee revenue of the Company in 2008 and 2007, respectively. Additionally, the Company earns an annual fee from this party for servicing the Funds.

The Company provides investment advisory services which are managed, on behalf of the Company, by the same related party discussed above. The Company pays the related party a management fee of 85% of the advisory fees earned by the Company.

The Company also leases furnished office space from the related party under a 3 year lease agreement expiring December 31, 2009. The lease is classified as an operating lease and provides for minimum monthly rentals of $1,020 through May 31, 2008 and $1,078 thereafter as well as a percentage of electric and cleaning costs.

(3) RELATED PARTIES (CONTINUED)

Certain employees are compensated by the Company, as well as the related party, based upon actual time worked.

Transactions with this related entity were as follows:

	2008	2007
Commissions revenue earned as a result of transactions with related party	$147,878	$107,239
Service fee income	1,375	1,500
Management fee expense	25,196	28,247
Rent and personnel expenses	30,219	28,470
Accounts payable and accrued expenses at December 31	7,723	8,118

(4) INVESTMENTS

Investments consist of mutual fund holdings in the Funds, carried at quoted market values as follows:

	2008	2007
The Berwyn Fund	$ 85,548	$117,496
Berwyn Income Fund	91,199	107,136
Berwyn Cornerstone Fund	32,149	45,470
	$208,896	$270,102

These investments have decreased in value by approximately 11% since December 31, 2008.

(5) DUE TO CLEARING BROKER

Under an agreement with the Company's clearing broker, National Financial Services Corporation, the Company can borrow, on margin, up to 70% of the market value of its investments. The liability is presented net of its receivable due from the clearing broker. The loan is collateralized by the investments described in Note 4. Interest is paid monthly at a variable rate. At December 31, 2008 and 2007, the interest on the margin account was 5.5% and 7.75%, respectively.

(6) INCOME TAXES

Income tax expense (benefit) consists of the following:

	2008	2007
Deferred expense (benefit):		
Federal	$ -0-	$ (7,800)
State	-0-	(5,200)
	-0-	(13,000)
Increase in valuation allowance	-0-	47,700
	$ -0-	$34,700

At December 31, 2008, the Company has Federal and state net operating loss carryforwards of approximately $230,000 which expire at various dates through 2028.

Deferred taxes arise because of differences between financial statement accounting and tax accounting, known as temporary differences. The tax effect of these temporary differences are recorded as deferred tax assets (generally items that can be used as a tax deduction or credit in future periods) and deferred tax liabilities (generally items for which the Company received a tax deduction, but which have not yet been recorded in the statements of operations).

At December 31, 2008 and 2007, the Company had a valuation allowance representing 100% of its net deferred tax assets. At December 31, 2007, the Company recorded a reserve because it could not determine whether it was more likely than not that the deferred tax assets arising from the utilization of net operating loss carryforwards would be realized. At December 31, 2008, the Company also could not make this determination and therefore did not recognize any additional deferred tax assets or benefits from current year losses. Income tax expense in 2007 includes $34,700 which represents an increase in the valuation allowance for net deferred tax assets that existed at the beginning of the year as well as $13,000 which represents the increase in the valuation allowance attributable to 2007 temporary differences.

The tax effects of the major items recorded as deferred tax assets and (liabilities) are:

	2008	2007
Net operating loss	$ 54,500	$ 54,500
Unrealized investment gains	-0-	(6,800)
	54,500	47,700
Less: valuation allowance	(54,500)	(47,700)
Net deferred income tax asset	$ -0-	$ -0-

(7) PROFIT SHARING PLAN

The Company has a profit sharing plan for those employees and officers who meet the eligibility requirements set forth in the plan. Substantially all of the Company's full-time employees are covered by the plan. The amount of the annual contribution to the plan is at the discretion of the Company's Board of Directors. Profit sharing expense was $27,500 in 2007. The Board decided not to make a contribution for 2008.

(8) NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2008, the Company had net capital of $121,959 which was $71,959 in excess of its required net capital of $50,000, which was increased in 2008 from $5,000. The Company's ratio of aggregate indebtedness to net capital was .06 to 1 as of December 31, 2008.

The Company is also required to maintain net capital of $100,000 under its agreement with its clearing broker.

(9) OTHER INCOME

Other income of $35,000 in 2007 was received from FINRA as a one time cost savings resulting from the consolidation of the National Association of Securities Dealers and New York Stock Exchange Member Regulation.

SUPPLEMENTARY

FINANCIAL

INFORMATION

BERWYN FINANCIAL SERVICES CORP.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2008

Net capital:	
Total stockholders' equity	$168,923
Less stockholders' equity not allowable for net capital	-0-
Total stockholders' equity qualified for net capital	168,923
Deductions:	
Non-allowable assets:	
Customer receivables	7,993
Equipment	348
Prepaid expenses and taxes	7,289
Total non-allowable assets	15,630
Net capital before haircuts on securities positions	153,293
Haircuts on securities positions	31,334
Net capital	$121,959
Aggregate indebtedness:	
Accounts payable and accrued expenses	$ 7,723
Total aggregate indebtedness	$ 7,723
Computation of basic net capital requirement:	
Net capital requirement	$ 50,000
Net capital	121,959
Excess of net capital	$ 71,959
Excess of net capital at 1000%	$121,187
Ratio of aggregate indebtedness to net capital	.06 to 1

BERWYN FINANCIAL SERVICES CORP.
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2008

Not Applicable: All customer transactions are cleared through another broker-dealer (member of New York Stock Exchange) on a fully disclosed basis.

Schedule III

BERWYN FINANCIAL SERVICES CORP.
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2008

Not Applicable: All customer transactions are cleared through another broker-dealer (member of New York Stock Exchange) on a fully disclosed basis.

BERWYN FINANCIAL SERVICES CORP.
Notes to Supplemental Schedules
December 31, 2008

Reconciliation of the audited computation of Net Capital (Schedule I) and the computation of Net Capital included in the Company's unaudited December 31, 2008 FOCUS Part IIA filing.

Net capital per unaudited December 31, 2008 FOCUS Part IIA filing	$115,160
Audit adjustment to non-allowable assets	6,799
Audited computation of net capital	$121,959